

MANAGEMENT REPORT ON THE RESULTS

IN THE SECOND QUARTER 2016

brf

INDEX

GENERAL INFORMATION

MARKET VALUE
R$35,6 bilhões
US$11,0 bilhões

PRICES
BRFS3 R$44,56
BRFS US$13,75

SHARES ISSUED
812.473.246 common shares
13.505.317 treasury shares
Base: June 30, 2016

WEBCAST
Date: July 29, 2016
9:00 a.m. Portuguese
10:30 a.m. English

TELEPHONE:
Dial–in with connections in Brazil:
+55 11 31931001 or +55 11 28204001
Dial-in with connections in the
United States: +1 8887000802
www.brf-br.com/ri

IR CONTACTS:
Alexandre Borges
CFO and IRO

Elcio Ito
CFO

André Mota
Investor Relations Manager

+55 11 23225052
acoes@brf-br.com

SHAREHOLDER LETTER

Dear shareholders,

In the second quarter of 2016, we continued with our strategic plan of growing internationally and turning BRF into a global food Company. We concluded the acquisitions of Campo Austral and Calchaquí (both in Argentina) and increased our equity interest in AKF (distribution Company in Oman) from 40% to 100%. In June, we approved the establishment of a subsidiary ("Sadia Halal"), which will hold the assets related to production, distribution, and sale of food targeting Muslim markets. The main purpose of this movement is to provide more independence and focus to BRF's businesses targeting such markets. Accordingly, our international volumes maintained their accelerated growth, increasing by 17% in the annual comparison. This growth was recorded in all regions, especially in Asia and Europe.

In 1Q16, we highlight the challenging scenario experienced by our industry in Brazil. This adverse scenario worsened in 2Q16, as production and supply of chicken continued to grow, corn prices reached record levels, the exchange rate strongly appreciated, and the Brazilian economic scenario continued to slowdown.

Nevertheless, our performance in 2Q16 reinforces the confidence in our long-term strategy. The businesses in which we succeeded to advance in the value chain (brand, distribution or portfolio) continued to show more resilience. We remain strongly focused on the search for operational efficiency in both execution of sales and operations, mitigating a portion of the cycle's negative impact on our results.

Changes in relevant indicators of our industry show that we went through the worst part of this cycle in 2Q16. Although still growing compared to the same period in 2015, placement of chicks has shown a continuous drop in the past months and, as such, the supply of chicken tends to decrease. At the same time, corn prices are declining as a result of Brazil's second corn crop (safrinha). Finally, we noted that nearly all international markets are increasing prices in U.S. dollars. Therefore, we are confident that our industry and our results will present a gradual recovery as of 3Q16.

The outcome of structural changes over the past few years is worth noting, primarily in the global market, which continues to grow. In this worst part of the cycle, our EBITDA margin was 13.2% in these markets. In past cycles, these margins were marginally positive or even negative in quarters facing a more challenging scenario.

In the domestic market, the macroeconomic scenario led to a decrease in demand, primarily in the higher value-added categories. This scenario aggravated volume challenges because we had to implement a new round of price increases. We point out that we will continue to make the required price adjustments in order to protect margins in the Brazilian market.

We are confident in our innovation strategy, which will be stronger in coming months. In addition to the success of Salamitos, we teamed up with chef Jamie Oliver to launch a new product category, strengthening our strategy of offering healthier products and getting closer to end consumers.

Finally, we remain focused on our financial management and the implementation of a long-term strategy. Our operating cash generation funded our investments and acquisitions. We raised funds in the Brazilian capital markets in the amount of R$1 billion, at 96.5% of the CDI rate. In 2Q16, S&P and Fitch confirmed our BBB rating, three notches above the sovereign risk rating.



Abilio Diniz
Chairman of the Board of Directors



Pedro Faria
Global Chief Executive Officer

FINANCIAL HIGHLIGHTS

- Net operating revenues of R$8,515 million, 7.6% higher than in 2Q15;
- Gross profit of R$1,918 million (-24.0% y/y). Gross margin of 22.5%, 9.4 p.p. lower than in 2Q15;
- EBITDA of R$944 million (-31.6% y/y), with an EBITDA margin of 11.1%, 6.3 p.p. lower than in 2Q15;
- Net income of R$31 million (-91.6% y/y) and net margin of 0.4%, 4.2 p.p. lower than in 2Q15;
- CAPEX of R$795 million in the quarter;
- As adjusted for the (pro forma) impacts of companies acquired in the quarter, we had: (1) a financial cycle of 37.1 days, representing a decrease of 0.6 day compared to 2Q15; (2) free cash flow (FCF) of R$908 million; (3) net financial leverage of 1.99x EBITDA; and (iv) ROIC (Return on Invested Capital) of 12.2%.

Key Financial Indicators

Results - R$ Million	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Gross Revenues	8,095	9,044	17,139	9,338	9,806	19,144	8.4%	11.7%
Net Revenues	7,048	7,913	14,961	8,120	8,515	16,635	7.6%	11.2%
Gross Profit	2,164	2,525	4,688	2,031	1,918	3,949	(24.0%)	(15.8%)
Gross Margin (%)	30.7%	31.9%	31.3%	25.0%	22.5%	23.7%	(9.4) p.p.	(7.6) p.p.
EBIT	641	1,058	1,699	655	529	1,184	(50.0%)	(30.3%)
EBIT Margin (%)	9.1%	13.4%	11.4%	8.1%	6.2%	7.1%	(7.2) p.p.	(4.3) p.p.
EBITDA	951	1,380	2,331	1,025	944	1,969	(31.6%)	(15.5%)
EBITDA Margin (%)	13.5%	17.4%	15.6%	12.6%	11.1%	11.8%	(6.3) p.p.	(3.8) p.p.
Net Income	462	364	826	39	31	70	(91.6%)	(91.6%)
Net Margin (%)	6.5%	4.6%	5.5%	0.5%	0.4%	0.4%	(4.2) p.p.	(5.1) p.p.
Earnings per share[1]	0.54	0.43	0.97	0.05	0.04	0.09	(91.1%)	(91.1%)

[1] Consolidated Earnings per Share (in R$), excluding Treasury Shares.

2ND QUARTER 2016 RESULTS (2Q16)

Strategic Highlights

April

• We concluded the acquisition of Campo Austral, an integrated swine Company in Argentina, for an adjusted amount of US$75.5 million.

• We increased our equity interest in AKF, a distribution Company in Oman, from 40% to 100%, for the total amount of US$32.6 million.

• We completed the issuance of Agribusiness Receivables Certificate (Certificados de Recebíveis do Agronegócio – CRA) in the amount of R$1 billion at an interest rate of 96.5% of the CDI rate, maturing in three years.

May

• We completed the acquisition of Calchaquí, a reference Company in the cold cuts market in Argentina, for the amount of US$104.7 million.

• We maintained BRF's ratings at "BBB" (global score), as rated by S&P and Fitch, confirming our investment grade, three notches above the Brazilian sovereign risk rating.

June

• We approved the establishment of subsidiary "Sadia Halal," which will hold the assets related to production, distribution, and sale of food targeting Muslim markets. The main purpose of this strategy is to provide more independence and focus to BRF's businesses targeting such markets.

• We approved the payment of interest on equity in the gross amount of R$0.6423 per outstanding share.

• In 2Q16, according to its buyback program initiated in February, BRF purchased 7,778,900 common shares for the average price per share of R$46.83 (approximately R$364 million). Accordingly, on June 30, 2016, the Company increased to 13,505,317 the total treasury shares.

INDUSTRY SCENARIO AND DYNAMICS

The 2Q16 results continued to be affected by a very challenging industry dynamics, characterized by: (i) excess chicken supply; (ii) pressure from the cost of grains; and (iii) a downturn in the Brazilian economic scenario. However, it seems that the worst part of this cycle occurred in the second quarter and, accordingly, we expect a gradual recovery as of 3Q16.

According to data from the Brazilian Association of Producers of Broilers (Associação Brasileira de Produtores de Pintos de Corte – APINCO), the production of chicken continues to show record levels and, in the twelve-month period ended June 2016, it was 7.6% above the average of the past four years. However, data regarding the placement of chicks has been indicating a slowdown, with a decrease in reported figures for the past consecutive months (June was the first month of the year recording a drop compared to the same period in 2015). This points to a reversal in trend and, as a result, a drop in the future chicken supply, which in turn, may lead to better prices. The Brazilian Association of Animal Protein (Associação Brasileira de Proteína Animal – ABPA) expects an additional drop in the production of chicken in Brazil for the second quarter.

Placement of broiler chicks per day (bimonthly average - in millions)



17.5
17.2
17.8
18.1
18.6
17.5
18.3
18.1
17.9
-3.8%
1B15
2B15
3B15
4B15
5B15
6B15
1B16
2B16
3B16

Source: APINCO

INDUSTRY SCENARIO AND DYNAMICS

In addition to a trend of decreased supply, international prices have been recovering throughout 2Q16 (+9.3% q/q). For the fifth consecutive month, prices in U.S. dollars are increasing, representing an aggregate increase of approximately 16% over the beginning of the year.



Average Price of Brazilian Chicken Exports (US$/Kg)
2.5
2.3
2.1
1.9
1.7
1.5
1.3
Average: 1.8 US$/Kg
jan/12
mar/12
may/12
jul/12
sep/12
nov/12
jan/13
mar/13
may/13
jul/13
sep/13
nov/13
jan/14
mar/14
may/14
jul/14
sep/14
nov/14
jan/15
mar/15
may/15
jul/15
sep/15
nov/15
jan/16
mar/16
may/16

Source: SECEX

INDUSTRY SCENARIO AND DYNAMICS

Average corn prices significantly increased throughout the second quarter (+109% 2Q16 vs. 2Q15; +25% 2Q16 vs. 1Q16) by mid-June due to a lack of supply of grains in Brazil. Accordingly, the historical correlation between price of corn in Reais in the Brazilian market and in the global market (chart below) continued to deteriorate. However, the beginning of the harvest of Brazil's second corn crop (safrinha) and a better global expectation of corn production caused a decrease in prices as of mid-June. The announced drop in the Brazilian corn crop is preventing a more significant price decrease. However, corn price have decreased by approximately 21% compared to its peak price.

Price of Corn in Brazil vs. CBOT



Corn price/bag (R$)
Spread (R$)
60
50
40
30
20
10
0
50
40
30
20
10
0
-10
jan/15
feb/15
mar/15
apr/15
may/15
jun/15
jul/15
aug/15
sep/15
oct/15
nov/15
dec/15
jan/16
feb/16
mar/16
apr/16
may/16
jun/16
Spread (Brazilian Corn - CBOT Corn)
Local Market Average (R$)
CBOT (R$)

Source: ESALQ, Bloomberg

Note: Units taken into account for average Corn prices: Cascavel, Chapecó, Mogiana, North of Paraná, Passo Fundo, Ponta Grossa, Recife, Rio Verde, Sorocabana, Sorriso, Southwest of Paraná, and Triângulo Mineiro region.

INDUSTRY SCENARIO AND DYNAMICS

As a result of this change in scenario, Brazilian chicken producers are beginning to recover their profitability. An indicator that monitors this trend is the correlation "Chicken Price/Cost of Animal Feed," as depicted in the chart below. Data from June 2016 shows an increase of 19.4% vs. May 2016, the lowest historical correlation in the past four years. This change in trend should also positively contribute to gradual recovery of the industry as of 3Q16.

Chicken Price/Cost of Animal Feed (R$/Kg)



3.3
3.1
2.9
2.7
2.5
2.3
2.1
1.9
1.7
1.5
Average: 2.3
1.9
jan/12
jun/12
jan/13
jun/13
jan/14
jun/14
jan/15
jun/15
jan/16
jun/16

Source: SECEX, JOX, Bloomberg, ABPA

In this challenging scenario, we remain focused on identifying efficiencies in business' variables that are under our control and remain confident in the execution of initiatives in place to deliver a good result in 2016, without losing track of long-term strategic goals targeting sustainable growth.

2Q16 CONSOLIDATED RESULT

Net Operating Revenues (NOR)

In 2Q16, the consolidated net operating revenues of BRF totaled R$8.5 billion (+7.6 % y/y), driven by higher average prices (+2.8% y/y) and volumes (+4.6% y/y). The increase in volumes was due to international operations, representing an increase of 16.8% in the annual comparison. Both organic (+6.2%) and inorganic growth (+10.6%) contributed to the increase in volumes. It is also worth noting the increase in the volume of pork and others, which grew 24.2% y/y mainly due to Russia and Asia.

Volumes - Thousand Tons	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Poultry (In Natura)	462	495	957	477	501	978	1.2%	2.2%
Pork and Others (In Natura)	53	70	123	85	87	172	24.2%	39.9%
Processed foods	499	518	1,017	466	504	970	(2.8%)	(4.6%)
Others Sales	47	36	84	69	79	148	119.8%	77.4%
Total	**1,061**	**1,120**	**2,181**	**1,097**	**1,171**	**2,268**	**4.6%**	**4.0%**
NOR - R$ Million	**7,048**	**7,913**	**14,961**	**8,120**	**8,515**	**16,635**	**7.6%**	**11.2%**
Average Price (NOR)	6.64	7.07	6.86	7.40	7.27	7.33	2.8%	6.9%

Gross Profit

The challenges faced by our industry were reflected in our results, and our gross margin reached 22.5% in 2Q16, representing a decrease of 9.4 p.p. y/y.

In 1H16, the market price of corn and soybean meal increased by 83% and 20% y/y, respectively (see table below). Assuming BRF's grains consumption volume, the negative impact of such increases would have totaled approximately R$1.4 billion on the gross profit in 6M16 vs. 6M15, R$936 million only in 2Q16, holding all else constant. However, we were able to significantly mitigate such potential impact by: (i) improving the feed conversion ratio of poultry and swine by 3% and 1.5%, respectively; (ii) improving the nutritional formula of animal feed; (iii) using a more efficient strategy for the purchase of grains; and (iv) using hedge strategies, among others.

The effective impact of the increase in the cost of grains for BRF during 6M16 was approximately R$1 billion, i.e., about R$357 million lower than the impact if considering market price fluctuations. In 2Q16, the impact totaled R$608 million, representing a mitigation of the impact of market prices of about R$328 million. Notwithstanding an impact of approximately R$1 billion in 6M16, our gross profit decreased by R$739 million compared to the same period in 2015.

Gross Profit - R$ Million	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Gross Profit	2,164	2,525	4,688	2,031	1,918	3,949	(24.0%)	(15.8%)
Gross Margin (%)	30.7%	31.9%	31.3%	25.0%	22.5%	23.7%	(9.4) p.p.	(7.6) p.p.

2Q16 CONSOLIDATED RESULT

R$ Million	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Corn R$/Bag	24.12	23.00	23.55	37.75	47.99	43.02	108.7%	82.6%
Soybean meal R$/Kg	1.13	1.06	1.10	1.26	1.39	1.32	30.1%	20.5%
Potential impact (market price)				460	936	1,396		
Actual impact				431	608	1,039		
Mitigation on grains impact				(29)	(328)	(357)		

Source: BRF; Safras&Mercados
Notes: Market price is calculated based on the weighted average in the areas of consumption of BRF

Operating Expenses

In 2Q16, SG&A increased by 8.1% y/y primarily due to (i) the integration of recently-acquired companies, (ii) the impact of exchange rate fluctuations, and (iii) inflation. On the other hand, our Zero-Based Budgeting (ZBB) program, helped to mitigate such impacts through initiatives such as a better planning of the distribution of products, rationalization of distribution centers, and optimization of the vehicles fleet, among others. Accordingly, we maintained our operating expenses within historical levels and under control. Excluding our recent acquisitions, our SG&A increased by 4.5% y/y in 2Q16, a growth significantly low if we consider exchange rate fluctuations or inflation in Brazil.

Operating Expenses - R$ Million	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Selling Expenses	(1,084)	(1,154)	(2,238)	(1,208)	(1,230)	(2,438)	6.6%	8.9%
% of the NOR	(15.4%)	(14.6%)	(15.0%)	(14.9%)	(14.4%)	(14.7%)	0.1 p.p.	0.3 p.p.
General and Administrative Expenses	(108)	(115)	(222)	(134)	(142)	(276)	23.8%	24.1%
% of the NOR	(1.5%)	(1.5%)	(1.5%)	(1.6%)	(1.7%)	(1.7%)	(0.2) p.p.	(0.2) p.p.
Operating Expenses	**(1,191)**	**(1,269)**	**(2,460)**	**(1,341)**	**(1,372)**	**(2,714)**	**8.1%**	**10.3%**
% of the NOR	(16.9%)	(16.0%)	(16.4%)	(16.5%)	(16.1%)	(16.3%)	(0.1) p.p.	0.1 p.p.

Other Operating Results

In 2Q16, the Company's Other Operating Results totaled an expense of R$22 million.

It is worth noting that, in 2Q15, the Company's non-recurring expenses totaled R$73 million, primarily due to the impacts of restructuring expenses, and tax provisions.

Other Operating Results - R$ Million	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Other Operating Revenues	15	30	45	47	89	136	196.8%	201.2%
Other Operating Expenses	(288)	(219)	(507)	(93)	(111)	(204)	(49.3%)	(59.8%)
Other Operating Results	(273)	(189)	(462)	(46)	(22)	(68)	(88.5%)	(85.3%)
% of the NOR	(3.9%)	(2.4%)	(3.1%)	(0.6%)	(0.3%)	(0.4%)	2.1 p.p.	2.7 p.p.

2Q16 CONSOLIDATED RESULT

EBIT

We believe 2Q16 was the most challenging part of this cycle and we expect a gradual recovery of our industry going forward. Nonetheless, in 2Q16, our margin was much higher compared to past cycles, even higher than the historical average of global markets.

EBIT - R$ Million	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Gross Profit	2,164	2,525	4,688	2,031	1,918	3,949	(24.0%)	(15.8%)
Operating Expenses	(1,191)	(1,269)	(2,460)	(1,341)	(1,372)	(2,714)	8.1%	10.3%
Other Operating Results	(273)	(189)	(462)	(46)	(22)	(68)	(88.5%)	(85.3%)
Equity Income	(59)	(8)	(67)	12	5	17	(154.4%)	(124.9%)
EBIT	**641**	**1,058**	**1,699**	**655**	**529**	**1,184**	**(50.0%)**	**(30.3%)**
EBIT Margin (%)	**9.1%**	**13.4%**	**11.4%**	**8.1%**	**6.2%**	**7.1%**	**(7.2) p.p.**	**(4.2) p.p.**

The macroeconomic scenario in Brazil remained challenging. According to Nielsen, the market volume for the main processed food categories decreased by 2.1% compared to Nielsen's last survey. This contraction of demand, in addition to price increases, pressured domestic volumes in the quarter, negatively affecting our margin.

Accordingly, consolidated EBIT totaled R$529 million in 2Q16 (-50% y/y), primarily due to the decrease in the gross profit (-24.0% y/y).



Evolution of International EBIT
20%
15%
10%
5%
0%
-5%
General Average
Average 2010
Average 2011
Average 2012
Average 2014
Average 2015
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16

2Q16 CONSOLIDATED RESULT

Financial Result

Financial result is a combination of a number of factors that may be classified under the following main categories: (i) net interest on debt/investments; (ii) adjustment to present value of assets and liabilities; (iii) interest and/or adjustment for inflation of assets/liabilities, taxes, commissions; and (iv) exchange rate variation, among others. In 2Q16, net financial expenses totaled R$504 million.

(i) Net interest totaled R$294 million, representing an increase of 13% compared to R$260 million in 1Q16. This increase is primarily due to an 8.8% increase in net debt (R$895 million);

(ii) Adjustment to present value totaled R$85 million compared to R$75 million in 1Q16, reflecting the business structure and terms applied to clients/suppliers;

(iii) Interest, adjustment for inflation and others, totaled R$84 million compared to R$67 million in 1Q16, affected by the amount of income tax paid on interest payments of bonds (R$27 million in 2Q16);

(iv) Exchange rate variation and others totaled R$39 million compared to R$202 million in 1Q16. We reaffirm that our hedging strategy seeks to neutralize the impacts of exchange rate fluctuations. Our results in 2Q16 are due to the high level of foreign trade and international transactions in different currencies (on average, approximately US$3 billion in assets and liabilities in foreign currency) and high exchange rate volatility. This hedging process is not perfect and we may have occasional mismatches over time (within the same month or quarter) that generate exchange rate impacts.

R$ Million	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Financial Income	1,877	(345)	1,531	953	834	1,787	N/A	16.7%
Financial Expenses	(1,984)	(311)	(2,296)	(1,557)	(1,338)	(2,895)	329.8%	26.1%
Net Financial Result	(108)	(657)	(764)	(604)	(504)	(1,108)	(23.3%)	45.0%

Net Income

Our net income totaled R$30.6 million (-91.6% y/y). Our net income was negatively affected by our operating performance in the quarter.

R$ Million	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Net Income	462	364	826	39	31	70	(91.6%)	(91.6%)
Net Margin (%)	6.5%	4.6%	5.5%	0.5%	0.4%	0.4%	(4.2) p.p.	(5.1)p.p.
Earnings per share[1]	0.54	0.43	0.97	0.05	0.04	0.09	(91.1%)	(91.1%)

2Q16 CONSOLIDATED RESULT

EBITDA

In 2Q16, the Company's Consolidated EBITDA totaled R$944 million (-31.0 % y/y) and EBITDA margin was 11.1% (-6.4 p.p. y/y). Despite a more challenging moment in the chicken cycle compared to 1Q16, the Company's EBITDA margin is 2.3 p.p. above the average for 2012 and 5.8 p.p. above the average for 2009, periods when the industry also faced a challenging scenario.

EBITDA - R$ Million	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Net Income	462	364	826	39	31	70	(91.6%)	(91.6%)
Income Tax and Social Contribution	72	29	100	9	8	17	(72.2%)	(82.8%)
Net Financial	108	657	764	604	504	1,108	(23.3%)	45.0%
Depreciation and Amortization	310	330	640	372	401	774	21.6%	20.8%
EBITDA	**951**	**1,380**	**2,331**	**1,025**	**944**	**1,969**	**(31.6%)**	**(15.5%)**
EBITDA Margin (%)	**13.5%**	**17.4%**	**15.6%**	**12.6%**	**11.1%**	**11.8%**	**(6.4) p.p.**	**(3.7) p.p.**



EBITDA Margin Evolution (%)
22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
General Average
Average 2009
Average 2010
Average 2011
Average 2012
Average 2013
Average 2014
Average 2015
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16

Source: BRF

Note: EBITDA margin from 2009 to 2011 includes dairy operations. EBITDA margin from 2012 onwards refers only to continued operations.

PERFORMANCE BY REGION

Results by region 2Q16	Total	Brazil	MENA	Asia	Europe/ Eurasia	LATAM	Africa	Other Segments	Corporate
Volume (Thousand Tons)	1,171	495	241	180	102	60	45	48	-
NOR (R$, Million)	8,515	3,566	1,600	1,261	1,019	511	199	358	-
Average Price NOR - R$	7.27	7.20	6.63	7.01	10.02	8.55	4.45	7.44	-
Gross Profit (R$, Million)	1,918	912	405	280	141	96	51	33	
Gross Margin (%)	22.5%	25.6%	25.3%	22.2%	13.8%	18.8%	25.5%	9.2%	-
EBIT (R$, Million)	529	202	137	164	24	18	16	17	(49)
EBIT Margin (%)	6.2%	5.7%	8.5%	13.0%	2.3%	3.5%	7.8%	4.8%	-
EBITDA (R$, Million)	944	370	244	210	78	46	26	18	(49)
EBITDA Margin (%)	11.1%	10.4%	15.2%	16.7%	7.7%	9.0%	13.0%	5.1%	-

PERFORMANCE BY REGION
BRAZIL

The domestic market scenario was even more challenging in 2Q16 and, unlike 1Q16, demand decreased especially in the categories with higher added value. According to Nielsen, the ready-to-eat meals market decreased by approximately 9% y/y in terms of volume, for example.

A decrease in demand, together with an additional price increase of approximately 7% in the end of May, pressured the volumes of the Company (-7.8% y/y) and caused a decrease of 5.3% y/y in NOR.

Our average price also decreased due to a down trade in the processed products category, which reduced volumes in categories with higher prices, such as frozen food. In addition, there was a shift towards channels with lower prices, such as the Wholesale channel (which increased by 28% q/q). Consequently, price increases were not enough to offset the strong pressure on costs, resulting in a 7.2 p.p. decrease in gross margin y/y. Accordingly, new adjustments may be required to be made in 2H16.

We continue with our strategy to improve operational efficiency, and expenses in the region decreased by approximately 6% y/y. Nonetheless, this saving was not enough to offset the decrease in gross profit, resulting in a 4.7 p.p. decrease in EBITDA margin y/y.

Brazil	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Volume (Thousand Tons)	538	537	1,075	484	495	980	(7.8%)	(8.9%)
Poultry (In Natura)	102	94	196	92	76	169	(18.4%)	(13.7%)
Pork and Others (In Natura)	24	27	51	24	26	51	(4.3%)	(1.1%)
Processed foods	403	421	824	357	381	738	(9.5%)	(10.4%)
Others Sales	9	(5)	4	11	11	22	N/A	479.2%
Net Operating Revenues (R$, Million)	3,626	3,763	7,389	3,541	3,566	7,106	(5.3%)	(3.8%)
Average price (R$/Kg)	6.74	7.01	6.87	7.31	7.20	7.25	2.8%	5.5%
Gross Profit (R$, Million)	1,192	1,233	2,425	1,031	912	1,943	(26.0%)	(19.9%)
Gross Margin (%)	32.9%	32.8%	32.8%	29.1%	25.6%	27.3%	(7.2) p.p.	(5.5) p.p.
EBIT (R$, Million)	355	427	782	334	202	536	(52.7%)	(31.4%)
EBIT Margin (%)	9.8%	11.4%	10.6%	9.4%	5.7%	7.5%	(5.7) p.p.	(3.0) p.p.
EBITDA (R$, Million)	494	566	1,061	485	370	855	(34.7%)	(19.4%)
EBITDA Margin (%)	13.6%	15.0%	14.4%	13.7%	10.4%	12.0%	(4.7) p.p.	(2.3) p.p.

Innovation

New products launched in 1Q16 were hugely successful. On one side, we launched Salamitos, which granted our entry in a new category ("snacks") and exceeded all sales expectations. The production of this line had already been expanded by approximately 30% in May.

Another important bet was the launching of a line of ready-to-eat meals under Sadia and Perdigão brands, that resulted in an increase in BRF's market share by nearly 4 p.p. in the ready-to-eat meals category (Nielsen: Apr/May vs. Feb/Mar), notwithstanding a scenario of market contraction.

Launchings will be reinforced in 3Q16, when we will launch: (i) the new line of Perdigão franks and steaks with additional nutrients; (ii) the new line of ready-to-cook dishes, signed by international chef Jamie Oliver, introducing a new market category ("ready-to-cook"); and (iii) the new Qualy QMix, including vitamin B, selenium, and Omega 3 in its nutritional formula. All lines reinforce the Company's strategy to offer healthier products and increase the involvement of consumers with food. Jamie Oliver is an international activist, focused on projects that foster healthier eating habits and animal welfare. Innovation will continue to be an important road for growth in the region.

PERFORMANCE BY REGION BRAZIL

Sales Team

2Q16 marked the beginning of the rollout of our Go-to-Market strategy, which will be implemented in stages in the period between April and September, beginning in São Paulo. The main focus is a new segmentation in the client base, improving the level of service and reducing service costs. The initial results of the implementation in São Paulo are encouraging, both in terms of efficiency and productivity.

We continue to significantly improve our commercial basic execution, increasing the percentage of active clients in our base by over 9 p.p. (y/y). Moreover, the sales success rate (% of sales/visits) of the team continues to grow every quarter, and reached 54.3% in 2Q16, with a historical record in June (57%).

Sales Success Rate (% of sales/visits)


34.7%
41.5%
45.7%
46.5%
54.3%
2Q15
3Q15
4Q15
1Q16
2Q16

Note: The Sale Success rate started to be monitored only as of 2Q15, for which reason we do not show historical results from previous periods.

Market Share

Compared to the last survey from Nielsen, BRF's market share decreased in all categories. This result was expected due to price increases implemented in the period between January and May. We highlight the increase of 2.2 p.p. in BRF's market share for lasagnas and ready-to-eat meals sub-categories.

Share Valor - Last Survey 2016


61.1%
38.1%
59.8%
64.5%
57.0%
Ready Made
Filled
Cold Cuts
Margarines
Total

Source: Nielsen Bimonthly Retail– Margarines and Ready-made Dishes (Apr/May survey); Sausages and Cold Cuts (May/Jun survey)

PERFORMANCE BY REGION

MENA (MIDDLE EAST/ NORTH OF AFRICA)

NOR from the MENA region totaled R$1,600 million in 2Q16 (+1.3% y/y) due to an increase in volumes (+3.4% y/y), even though average prices in Reais were lower (-2.0% y/y). Once again, we highlight the accelerated increase in the volume of processed products (+56.2% y/y), in line with BRF's strategy to develop this category in the region. The arrival of new lines of processed products from Thailand in the end of 3Q16, together with marketing investments made in the region, will increase our portfolio even further and help to keep this pace of growth.

In parallel, costs continued to increase significantly, primarily due to the increase in the price of grains, resulting in a decrease of 11.3 p.p. y/y in gross margin for the region. The ZBB efforts to reduce expenses were able to mitigate a portion of the pressure from costs when compared to the previous quarter, but they were not enough to offset annual pressure. Accordingly, even though EBITDA margin increased by 1.7 p.p. compared to 1Q16, EBITDA margin decreased by 10 p.p. compared to the same period in the previous year.

The volume of direct exports from Brazil increased in 2Q16 due to higher sales to Egypt and because of the Ramadan period, while the volume of own distribution operations remained stable between quarters. Profitability from direct exports from Brazil remained under pressure as a result of the chicken oversupply and grains higher costs. In 2Q16, own distribution operations accounted for 85% of the gross profit from the region, resulting in an average gross margin that was 27 p.p. higher compared to the average gross margin from direct exports from Brazil.

The market share of Sadia in the Gulf region continues to grow in important categories. In May: (i) Griller (in-natura chicken) decreased by 2 p.p. (remaining at 37%); (ii) In-natura chicken cuts remained with a market share of 54%; (iii) Cold cuts increased by 4 p.p. (reaching 46%); and (iv) Hamburger increased by 4 p.p. (reaching 19%). These movements in market share are in line with the Company's strategy to reduce exposure to Griller products, and increase the market share of products of higher added value. Outside the Gulf region, we remain operating consistent and gaining share in Egypt, Libya, Yemen, and Jordan.

MENA	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Volume (Thousand Tons)	218	233	452	227	241	468	3.4%	3.6%
Poultry (In Natura)	203	221	424	208	222	430	0.5%	1.3%
Pork and Others (In Natura)	0	1	1	1	1	1	5.8%	39.8%
Processed foods	14	12	26	18	19	37	56.2%	40.3%
Net Operating Revenues (R$, Million)	1,343	1,579	2,922	1,584	1,600	3,184	1.3%	8.9%
Average price (R$/Kg)	6.16	6.76	6.47	6.99	6.63	6.80	(2.0%)	5.1%
Gross Profit (R$, Million)	397	579	977	447	405	852	(30.0%)	(12.7%)
Gross Margin (%)	29.6%	36.7%	33.4%	28.2%	25.3%	26.8%	(11.3) p.p.	(6.6) p.p.
EBIT (R$, Million)	155	320	476	123	137	260	(57.4%)	(45.4%)
EBIT Margin (%)	11.6%	20.3%	16.3%	7.8%	8.5%	8.2%	(11.7) p.p.	(8.1) p.p.
EBITDA (R$, Million)	224	401	624	214	244	457	(39.2%)	(26.8%)
EBITDA Margin (%)	16.7%	25.4%	21.4%	13.5%	15.2%	14.4%	(10.1) p.p.	(7.0) p.p.
Export Volume of Brazil (CFR)*	114	116	230	106	119	226	3.0%	(1.8%)
% in total volume	52.2%	49.7%	50.9%	46.8%	49.5%	48.2%	(0.2) p.p.	(2.7) p.p.

*CFR (Cost and Freight)

PERFORMANCE BY REGION

ASIA

In Asia, NOR totaled R$1,261 million (+40.3% y/y and +17.7% q/q) in 2Q16. This increase was due to: (i) an increase in volumes (+42.9% y/y; 12.0% q/q) as a result of the full consolidation of the operations of GFS (BRF Thailand) in the quarterly results, as well as additional export volumes from the new plants qualified for China; and (ii) the increase in prices in Reais (+5.1% q/q), influenced by the price recovery in Japan, an improvement in the mix of products sent to China, Hong Kong, and Southeast Asia, and the increase of China's share in total volumes in Asia (prices in China are above average in the region).

In the annual comparison, margins were pressured by the industry cycle and an increase in the price of grains. On the other hand, in the quarterly comparison, the price recovery and the increase in volumes offset the adverse scenario of pressure on costs, resulting in a 2.4 p.p. increase in gross margin in 2Q16. Moreover, in 2Q16, we channeled internal efforts to optimize expenses in the region in order to mitigate the impacts of cost increases. As a result, the EBIT margin in Asia increased by 2.8 p.p. q/q, reaching 13.0%, and EBITDA margin was 16.7%.

We remain focused on our growth strategy in the region. Since March 2016, we have already added more than 10 thousand tons from the new plants qualified for China. In 2Q16, we also completed the integration of GFS (BRF Thailand), which has already improved operations and will bring synergies for the result of the region in coming quarters. Among the benefits expected from this acquisition, we highlight complementary product portfolios, which will strengthen BRF's presence, primarily in the United Kingdom, Japan, and Middle East.

Asia	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Volume (Thousand Tons)	111	126	237	161	180	341	42.9%	43.6%
Poultry (In Natura)	100	114	214	116	128	244	12.4%	14.1%
Pork and Others (In Natura)	9	9	18	17	16	34	75.5%	83.1%
Processed foods	2	3	5	7	9	17	262.9%	266.4%
Others Sales	0	0	0	20	26	46	-	-
Net Operating Revenues (R$, Million)	745	899	1,643	1,071	1,261	2,332	40.3%	41.9%
Average price (R$/Kg)	6.70	7.14	6.93	6.67	7.01	6.85	(1.8%)	(1.2%)
Gross Profit (R$, Million)	258	312	570	212	280	492	(10.2%)	(13.8%)
Gross Margin (%)	34.7%	34.7%	34.7%	19.8%	22.2%	21.1%	(12.5) p.p.	(13.6) p.p.
EBIT (R$, Million)	187	232	419	109	164	273	(29.3%)	(34.7%)
EBIT Margin (%)	25.1%	25.8%	25.5%	10.2%	13.0%	11.7%	(12.8) p.p.	(13.8) p.p.
EBITDA (R$, Million)	226	273	498	155	210	365	(22.9%)	(26.7%)
EBITDA Margin (%)	30.3%	30.3%	30.3%	14.5%	16.7%	15.7%	(13.7) p.p.	(14.7) p.p.
Export Volume of Brazil (CFR)*	111	126	237	125	134	259	6.3%	9.3%
% in total volume	99.9%	99.9%	99.9%	78.0%	74.3%	76.1%	(25.6) p.p.	(23.8) p.p.

*CFR (Cost and Freight)

PERFORMANCE BY REGION EUROPA/ EURASIA

In 2Q16, NOR from Europe totaled R$1,019 million, +20% y/y, due to an increase in volumes (+15.3% y/y) and average prices in Reais (+4.5% y/y). We highlight the increase in volumes in the Europe sub-region (+12.5%), positively affected by the consolidation of Universal.

On the other hand, our gross margin from the region decreased by 13.5 p.p. compared to 2Q15, reflecting: (i) an increased pressure on costs; (ii) a poorer mix of products; and (iii) a challenging scenario in Eurasia (to where we basically export in-natura pork from Brazil). An increased offer of pork in Russia (main country in the Eurasia sub-region), tied to the local macroeconomic scenario, significantly pressured prices in U.S. dollars (-26% y/y). Excluding Eurasia, gross margin decreased by approximately 10 p.p. compared to 2Q15.

Increased pressure from the costs of grains, tied to the deterioration of results from Eurasia, resulted in a decrease of approximately 52.5% y/y in EBITDA from the region, with a 11.8 p.p. decrease in margin. Excluding Eurasia, EBITDA margin was approximately 9%.

Similarly to the MENA region, there are significant differences between local direct distribution operations and direct exports from Brazil. In 2Q16, excluding the Eurasia sub-region, the difference between both operations was of approximately 14 p.p., which once again shows the resilience of the strategy.

Europe/Eurasia	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Volume (Thousand Tons)	72	88	161	93	102	195	15.3%	21.4%
Poultry (In Natura)	20	23	43	21	28	49	24.0%	14.9%
Pork and Others (In Natura)	10	21	31	29	26	55	24.5%	78.0%
Processed foods	42	45	87	44	48	91	6.6%	4.7%
Net Operating Revenues (R$, Million)	622	846	1,468	958	1,019	1,977	20.5%	34.7%
Average price (R$/Kg)	8.60	9.59	9.14	10.27	10.02	10.14	4.5%	10.9%
Gross Profit (R$, Million)	168	231	399	168	141	309	(39.0%)	(22.6%)
Gross Margin (%)	27.1%	27.3%	27.2%	17.6%	13.8%	15.6%	(13.5) p.p.	(11.6) p.p.
EBIT (R$, Million)	82	127	209	47	24	70	(81.4%)	(66.3%)
EBIT Margin (%)	13.1%	15.0%	14.2%	4.9%	2.3%	3.6%	(12.7) p.p.	(10.7) p.p.
EBITDA (R$, Million)	120	165	285	96	78	174	(52.5%)	(39.0%)
EBITDA Margin (%)	19.3%	19.4%	19.4%	10.0%	7.7%	8.8%	(11.8) p.p.	(10.6) p.p.
Export Volume of Brazil (CFR)*	43	52	94	57	59	116	13.4%	22.5%
% in total volume	59.0%	58.7%	58.8%	61.1%	57.7%	59.4%	0.6 p.p.	0.6 p.p.

*CFR (Cost and Freight)

PERFORMANCE BY REGION
LATIN AMERICA (LATAM)

In the LATAM region, NOR totaled R$511 million (+11.7% y/y) in 2Q16, positively affected by increased volumes (+14.8% y/y), primarily due to: (i) the partial consolidation in the quarter of the operations of Campo Austral and Calchaquí; (ii) an increase in volumes of processed products (+12.6%) in the Southern Cone region, especially in Argentina; and (iii) increase in volumes (+37.2% y/y) in the Americas region, especially in Mexico and the Caribbean. However, the increase in NOR was not enough to offset the increase in costs related to the commodities cycle and, as a result, our gross margin decreased by 2.5 p.p. y/y.

On the other hand, EBITDA from the Latam region totaled R$46 million in 2Q16 (+98.2% y/y), and EBITDA margin increased by 4.0 p.p. y/y. The performance of EBITDA was driven by the partial integration of Calchaquí and Campo Austral, improvements in execution of sales, stricter control of expenses (SG&A increased less than net revenue), and dilution of fixed expenses. Excluding acquisitions, EBITDA totaled R$36 million in 2Q16, representing an increase of 55% y/y.

LATAM	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Volume (Thousand Tons)	47	53	100	49	60	109	13.5%	9.2%
Poultry (In Natura)	14	17	31	15	18	33	3.6%	5.2%
Pork and Others (In Natura)	6	6	12	3	5	8	(13.7%)	(34.5%)
Processed foods	27	29	56	32	37	68	25.1%	20.9%
Net Operating Revenues (R$, Million)	394	457	851	438	511	949	11.7%	11.5%
Average price (R$/Kg)	8.32	8.70	8.52	8.87	8.55	8.70	(1.6%)	2.1%
Gross Profit (R$, Million)	73	98	171	83	96	179	(1.6%)	5.1%
Gross Margin (%)	18.5%	21.4%	20.0%	19.0%	18.8%	18.9%	(2.5) p.p.	(1.1) p.p.
EBIT (R$, Million)	3	8	11	17	18	35	112.1%	210.6%
EBIT Margin (%)	0.7%	1.8%	1.3%	3.9%	3.5%	3.7%	1.7 p.p.	2.4 p.p.
EBITDA (R$, Million)	19	23	43	40	46	86	98.2%	101.7%
EBITDA Margin (%)	4.9%	5.1%	5.0%	9.2%	9.0%	9.1%	4.0 p.p.	4.1 p.p.
Export Volume of Brazil (CFR)*	8	11	19	12	15	27	41.2%	46.1%
% in total volume	16.6%	20.4%	18.8%	24.3%	25.3%	24.9%	6.1 p.p.	6.1 p.p.

*CFR (Cost and Freight)

PERFORMANCE BY REGION

AFRICA

The 2Q16 effectively marks the beginning of a new phase for BRF in sub-Saharan Africa, with a management team based in and exclusively focused on the continent. In addition to the issues mentioned above, which affect all markets in general (moment in the cycle, price of commodities, and exchange rate appreciation), we continue to face specific macroeconomic challenges in the region, primarily due to the price of oil (the economic foundation of many countries).

Notwithstanding all these challenges, 2Q16 closed on a very positive note, with an increase in volumes of 19.3% compared to the previous year and 21.4% compared to 1Q16. In 2Q16, NOR from the region totaled R$199 million (+15.3% y/y), with an average price of R$4.45/Kg (-3.4% y/y). Considering the impact of the exchange rate and the increase in costs, gross margin was 25.5% (-7.8 p.p. y/y) and EBITDA margin decreased to 13% (-6.3 p.p. y/y).

We are focused on the development of new markets, increase in volumes, and improvement of the mix of products in existing markets. The strategy for the region remains in line with the global strategy, and we continue to review opportunities to make advances in the value chain and develop distinguished and branded products.

Africa	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Volume (Thousand Tons)	35	38	72	37	45	82	19.3%	13.1%
Poultry (In Natura)	22	24	46	23	28	51	14.8%	10.9%
Pork and Others (In Natura)	4	6	9	6	7	12	17.5%	31.7%
Processed foods	9	7	17	8	10	18	35.5%	8.9%
Net Operating Revenues (R$, Million)	156	173	329	176	199	375	15.3%	14.2%
Average price (R$/Kg)	4.50	4.61	4.55	4.77	4.45	4.60	(3.4%)	0.9%
Gross Profit (R$, Million)	55	58	112	48	51	98	(11.7%)	(12.3%)
Gross Margin (%)	35.1%	33.3%	34.1%	27.1%	25.5%	26.2%	(7.8) p.p.	(7.9) p.p.
EBIT (R$, Million)	25	24	49	12	16	28	(35.4%)	(43.6%)
EBIT Margin (%)	16.2%	14.0%	15.1%	7.0%	7.8%	7.4%	(6.2) p.p.	(7.6) p.p.
EBITDA (R$, Million)	33	33	66	22	26	48	(22.6%)	(27.8%)
EBITDA Margin (%)	21.2%	19.3%	20.2%	12.5%	13.0%	12.8%	(6.3) p.p.	(7.4) p.p.
Export Volume of Brazil (CFR)*	35	38	72	37	45	82	19.3%	13.1%
% in total volume	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	0.0 p.p.	0.0 p.p.

*CFR (Cost and Freight)

OTHER SEGMENTS

We included in "Other Segments" all volumes of BRF's non-core products, such as animal feed, flours, cattle, etc., conducted by "Global Desk."

Other Segments	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Volume (Thousand Tons)	40	45	85	46	48	94	8.0%	11.1%
Poultry (In Natura)	0	2	3	1	1	2	(68.1%)	(31.3%)
Pork and Others (In Natura)	0	0	0	6	6	11	N/A	N/A
Processed foods	1	1	2	0	0	1	(67.8%)	(60.9%)
Others Sales	39	41	80	39	41	80	0.4%	0.1%
Net Operating Revenues (R$, Million)	163	195	358	353	358	711	83.8%	98.9%
Average price (R$/Kg)	4.07	4.37	4.23	7.72	7.44	7.58	70.2%	79.1%
Gross Profit (R$, Million)	20	15	35	42	33	76	127.0%	118.4%
Gross Margin (%)	12.3%	7.5%	9.7%	12.0%	9.2%	10.6%	1.8 p.p.	0.9 p.p.
EBIT (R$, Million)	13	4	17	28	17	46	299.1%	163.5%
EBIT Margin (%)	8.0%	2.2%	4.9%	8.1%	4.8%	6.4%	2.6 p.p.	1.6 p.p.
EBITDA (R$, Million)	13	5	18	29	18	47	274.4%	165.1%
EBITDA Margin (%)	8.0%	2.5%	5.0%	8.3%	5.1%	6.7%	2.6 p.p.	1.7 p.p.

Corporate

In order to improve the visibility of the operating results of each region, BRF now reports items that are not directly related to the regions as corporate adjustments, which include non-recurring income and expenses and equity income not attributed to businesses. In previous reports, these amounts were allocated to the results of the regions, which generated distortions in the understanding of the operating performance of each region.

As mentioned in "Other Operating Results," in this quarter, no significant non-recurring events affected the Company's results.

R$ - Million	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Other Operating Results	(112)	(66)	(178)	(16)	(49)	(65)	(26.4%)	(63.7%)
Equity Income	(67)	(20)	(86)	-	-	-	N/A	N/A
EBIT	(179)	(86)	(265)	(16)	(49)	(65)	(43.4%)	(75.5%)
EBITDA	(179)	(86)	(265)	(16)	(49)	(65)	(43.4%)	(75.5%)

INVESTMENTS (CAPEX)

Investments made in the quarter totaled R$795 million; of which R$454 million was invested in growth, efficiency, and support; R$208 million was invested in biological assets; and R$133 million was invested in leasing and others.

The main projects in the quarter are, among others:

• Operational Footprint: last investments in the optimization and expansion of our plant in Rio Cuarto, Argentina; Lucas do Rio Verde, in the State of Mato Grosso; and Toledo, in the State of Paraná. In addition to the industrial footprint, we also invested in the logistic footprint, aiming at rationalizing our distribution centers and transitpoints. In this sense, we highlight the investment made to expand our Distribution Center in Vitória do Santo Antão, State of Pernambuco.

• Market Demand: in 2Q16, we accelerated the completion of projects to meet the demand in the Middle East with products of higher added value (griller cuts), and expanded the portfolio of cooked products in Europe and processed products in Brazil.

• Innovation and Quality: investments in these two categories reached approximately R$50 million in 2Q16. We highlight the reformulation of the packaging of our products, the partnership project with chef Jamie Oliver, the launching of new SKUs of ready-to-eat meals and margarines, and the expansion of Salamitos, among others, in addition to all investments for the maintenance and constant improvement of the quality of our products.

• Efficiency and Support: we continue to invest in automation, not only to achieve financial return, but also to reduce factory turnover and improve the well-being of employees. We also continue to make investments in support, as required to maintain our businesses.

FINANCIAL CYCLE

The Company's financial cycle decreased from 37.7 days in 1Q16 to 37.1 days in 2Q16 (an improvement of 0.6 day). Compared to 2Q15, the Company's financial cycle increased by 2.7 days. It is worth noting that part of this increase between years is due to the consolidation of the acquired companies (Qatar, GFS, Universal, Campo Austral, Calchaquí, and AKF), considering that their financial cycle is bigger that BRF's average financial cycle.

Moreover, as disclosed in previous quarters, our strategy to advance in the value chain, more recently with the acquisition of distribution companies in the Middle East and the United Kingdom, structurally increases our inventories and accounts receivable.

Financial Cycle - (Accounts Receivable + Inventories – Accounts Payable)


58.4
57.4
56.2
49.5
41.8
36.4
41.1
36.9
32.6
34.4
38.8
34.3
37.7
37.1
14.8%
14.6%
14.0%
13.0%
11.0%
9.8%
10.8%
10.1%
8.8%
9.5%
10.8%
10.3%
10.8%
10.8%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3 Accounts / NOR
Financial Cycle

MANAGERIAL FREE CASH FLOW

In order to provide more transparency and quality to the information disclosed, in addition to a better understanding of the Company's results to our investors and stakeholders, as of 2Q16, we will report the managerial view of the Company's Free Cash Flow. The information presented herein is derived from the Quarterly Financial Information.

The generation of operating cash flow totaled R$908 million, driven by a positive EBITDA of R$944 million and a small variation in working capital and other balance sheet items (excluding the effect of the consolidation of acquisitions). This generation was more than enough to meet Capex requirements in the quarter, which totaled R$795 million. Accordingly, the generation of cash flow after investments totaled R$113 million, showing the resilience of the Company's cash generation at different moments in the market.

This generation of cash allows us to benefit from opportunities to conduct acquisitions that add value, provide synergies, and bring us closer to our long-term vision. In 2Q16, acquisitions totaled R$599 million. Net of the sale of assets and other items, acquisitions totaled R$595 million.

In 2Q16, financial result totaled an expense of R$504 million. Adding non-cash exchange rate variations, appropriated interest, and payments we amount to a total financial expense of R$895 million in 2Q16. The negative impact of this amount on net debt was only R$53 million, considering that even though the exchange rate variation of the net debt does not imply a disbursement, it affects indebtedness in Reais. Moreover, the Company bought back shares in the net amount of R$360 million in 2Q16.

Evolution of Cash Generation (Operating Cash Flow – Capex) - R$ million



975
844
414
562
(232)
113
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16

MANAGERIAL FREE CASH FLOW

Managerial Free Cash Flow (R$ million)	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16
EBITDA	951	1,380	1,522	1,885	1,025	944
Tax Credits/Reversal of provision for contingencies	17	24	8	50	53	82
Other cash adjustments	49	42	49	(125)	(4)	(74)
EBITDA Cash	**1,016**	**1,446**	**1,579**	**1,810**	**1,074**	**951**
Δ Working Capital	399	(122)	(411)	(1)	121	81
Δ Accounts Receivable	484	(305)	(473)	(494)	946	(35)
Δ Invetories	(465)	(142)	(689)	52	(380)	(265)
Δ Suppliers	380	325	751	442	(445)	381
Others	(149)	35	(123)	(547)	(819)	(124)
Cash Flow from Operating Activities	**1,266**	**1,359**	**1,045**	**1,263**	**375**	**908**
Capex	(292)	(515)	(631)	(701)	(608)	(795)
M&A (Aquisition and Receivable from Disposals of Property, Plant and Equipment)	104	(171)	2,101	(148)	(2,088)	(595)
Cash Flow from Investing Activities	**(188)**	**(686)**	**1,471**	**(848)**	**(2,696)**	**(1,390)**
Financial Results and FX Variations	228	(603)	706	(528)	(374)	(895)
Treasury Shares Acquisition/Disposal	(1,009)	(255)	(1,137)	(1,282)	(179)	(360)
Dividends and Interest on Shareholders' Equity Paid	(463)	0	(426)	0	(663)	0
Borrowings/Payments	(504)	(956)	1,127	592	2,866	892
Cash Flow from Financing Activities	**(1,749)**	**(1,814)**	**271**	**(1,218)**	**1,650**	**(363)**
Exchange Rate Variation on Cash and Cash Equivalents	1,004	(193)	427	287	(80)	(103)
Cash Variation	**333**	**(1,335)**	**3,213**	**(517)**	**(749)**	**(948)**
Cash and cash equivalents at beginning of year*	6,815	7,148	5,813	9,026	8,509	7,760
Cash and cash equivalents at end of year*	7,148	5,813	9,026	8,509	7,760	6,811
Total Debt at beginning of year	11,847	13,378	11,764	15,975	15,846	17,905
Total Debt at end of year	13,378	11,764	15,975	15,846	17,905	17,852
Total Debt at beginning of year	(504)	(956)	1,127	592	2,866	892
Total Debt at end of year	2,035	(658)	3,084	(721)	(806)	(945)
Net Debt	**6,230**	**5,951**	**6,949**	**7,337**	**10,146**	**11,041**

*This balance includes: Cash and Cash Equivalents, Financial Investments, Other Financial Assets, and Restricted Cash.

INDEBTEDNESS

The Company's net debt totaled R$11.0 billion in 2Q16, compared to R$10.1 billion in 1Q16, primarily due to the payment of acquisitions that we made in the period, in the total amount of R$599 million (Calchaquí: R$349 million, Campo Austral: R$140 million, and AKF: R$110 million), in addition to the share buyback program, in the total amount of R$360 million. Accordingly, the Company's pro-forma net debt/ EBITDA ratio (in the past 12 months) was 1.99x in 2Q16, compared to 1.69x in 1Q16. It is worth noting that this ratio takes into account the EBITDA of the past 12 months of the acquired companies.

R$ Million	06.30.2016			12.31.2015	Δ%
Debt	**Current**	**Non-Current**	**Total**	**Total**	
Local Currency	(1,550)	(5,365)	(6,915)	(3,820)	81.0%
Foreign Currency	(3,091)	(7,846)	(10,937)	(12,026)	(9.1%)
Gross Debt	**(4,640)**	**(13,212)**	**(17,852)**	**(15,846)**	**12.7%**
Cash Investments					
Local Currency	2,469	801	3,270	1,711	91.2%
Foreign Currency	3,541	0	3,541	6,799	(47.9%)
Total Cash Investments	6,011	801	6,811	8,509	(20.0%)
Net Debt	**1,370**	**(12,411)**	**(11,041)**	**(7,337)**	**50.5%**
Exchange Rate Exposure - US$ Million	-	-	(202)	(40)	409.1%

Total gross indebtedness of R$17,852 million, as set forth above, includes total financial indebtedness, plus other financial liabilities, in the amount of R$892 million, according to Note 23 of the ITR for the quarter ended June 30, 2016.

INDEBTEDNESS

Net Debt / EBITDA



11,041
10,146
1.99
7,337
6,949
6,230
5,951
1.69
1.26
1.12
1.24
1.28
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
Net Debt
Net Debt / EBITDA pro forma

Net Debt Bridge - R$ million



Operating Cash Flow = R$908 million
10,146
944
8
81
124
795
595
360
53
11,041
Net Debt March 16
EBITDA
Adjustment
Working Capital 3 accounts
Other
Capex
M&A (Aquisition and Receivable from Disposals of Property, Plant and Equipment)
Treasury Shares Acquisition/ Disposal and Dividends
Financial Results and FX Variations
Net Debt June 16

The column "Financial Results and FX Variations" in the graph is the sum of the line "Financial Results and FX Variations" of managerial cash flow with the effects of exchange rate variations and other non-cash affecting net debt ("Exchange Rate Variation on Cash and Cash Equivalents").

Slaughtering and Production

Production	1Q15	2Q15	1H15	1Q16	2Q16	1H16	Variation 2Q16/2Q15	Variation 1H6/1H15
Poultry Slaughter (Million Heads)	407	421	828	428	434	862	(2.9%)	(4.0%)
Hog Slaughter (Thousand Heads)	2,209	2,287	4,495	2,414	2,318	4,733	(1.4%)	(5.0%)
Cattle Slaughter (Thousand Heads)	38	38	76	38	36	75	3.5%	2.0%
Production (Thousand Tons)	1,090	1,091	2,181	1,019	1,074	2,092	1.6%	4.2%
Meats	978	961	1,940	915	953	1,868	0.9%	3.9%
Other Processed Products	112	130	241	104	121	225	7.4%	7.5%
Feed and Premix (Thousand Tons)	2,589	2,622	5,211	2,551	2,660	5,211	(1.4%)	0.0%

Social Balance and Appreciation of the Human Capital

BRF continuously seeks to capture synergies and efficiencies in its operations. The Company relies on the strategic location of its 35 plants in Brazil; 10 industrial units in Argentina, 2 in Europe (England and Holland), 5 in Thailand, and 1 in the United Arab Emirates (Abu Dhabi); 20 distribution centers in Brazil and 21 abroad; and 25 offices in international markets, in addition to Transit Shift Points (TSPs), poultry farms and sales branches. The Company currently has approximately 105 thousand employees in the world, focused on the continuous improvement of quality indicators, level of service, and performance of their jobs.

The Viva BRF culture continues to be a great symbol of belonging and engagement for our employees, especially through the FoodLovers movement. It strengthens the identity of each of our employees, turning them into activists not only of our values, but also of our pleasure in producing food.

Moreover, we are preparing for the Viva BRF Week 2016, a large event inspired by innovation culture in all its different aspects. Accordingly, the Company will give voice and freedom to all employees to express, through different talents, innovation within BRF.

SSMA

The Health, Safety and Environment Management (Saúde, Segurança e Meio Ambiente – SSMA) continues to focus on the reduction of occupational accidents and has been consolidating its performance at each year. In 6M16, the occupational accidents rate with leave was 0.82 compared to 2.24 in 6M15, representing a 63% decrease.

Relationship with Independent Auditors

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company informs that its policy of engagement of services not related to external audit is based on principles that protect auditor's independence.

Pursuant to CVM Instruction No. 381/03, in the six-month period ended June 30, 2016, Ernst & Young Auditores Independentes S.S. was not engaged to provide services that were not related to external audit.

Pursuant to CVM Instruction No. 480/09, management, in the meeting held on July 28, 2016, represents that it discussed, reviewed, and agreed with the information expressed in the review report of independent auditors on the financial information for 2Q16.

Disclaimer

The representations included in this report concerning prospective businesses of the Company, projections and results, and the Company's potential growth are mere forecasts based on the expectations of management with regards to the future of the Company. These expectations rely heavily on market changes and the general economic performance of the country, industry, and international market, and are therefore subject to change.

DRE

Financial Statement - R$ Million	2Q16	2Q15	y/y	1Q16	q/q
Net Operating Revenues	**8,515**	**7,913**	**7.6%**	**8,120**	**4.9%**
Cost of Sales	(6,596)	(5,388)	22.4%	(6,090)	8.3%
% of the NOR	(77.5%)	(68.1%)	(9.4) p.p.	(75.0%)	(2.5) p.p.
Gross Profit	**1,918**	**2,525**	**(24.0%)**	**2,031**	**(5.5%)**
% of the NOR	22.5%	31.9%	(9.4) p.p.	25.0%	(2.5) p.p.
Operating Expenses	**(1,372)**	**(1,269)**	**8.1%**	**(1,341)**	**2.3%**
% of the NOR	(16.1%)	(16.0%)	(0.1) p.p.	(16.5%)	0.4 p.p.
Selling Expenses	**(1,230)**	**(1,154)**	**6.6%**	**(1,208)**	**1.9%**
% of the NOR	(14.4%)	(14.6%)	0.1 p.p.	(14.9%)	0.4 p.p.
Fixed	(798)	(751)	6.2%	(769)	3.8%
Variable	(432)	(403)	7.2%	(439)	(1.5%)
General and Administrative Expenses	**(142)**	**(115)**	**23.8%**	**(134)**	**6.3%**
% of the NOR	(1.7%)	(1.5%)	(0.2) p.p.	(1.6%)	(0.0) p.p.
Honorary of our Administrators	(7)	(6)	11.4%	(8)	(0.1) p.p.
% of the NOR	(0.1%)	(0.1%)	0.0 p.p.	(0.1%)	0.0 p.p.
General and Administrative	(135)	(108)	24.6%	(126)	7.2%
% of the NOR	(1.6%)	(1.4%)	(0.2) p.p.	(1.6%)	(0.0) p.p.
Operating Income	**546**	**1,255**	**(56.5%)**	**689**	**(20.8%)**
% of the NOR	6.4%	15.9%	(9.5) p.p.	8.5%	(2.1) p.p.
Other Operating Results	**(22)**	**(189)**	(88.5%)	**(46)**	**(53.2%)**
Equity Income	**5**	**(8)**	**(154.4%)**	**12**	**(62.2%)**
EBIT	**529**	**1,058**	**(50.0%)**	**655**	**(19.3%)**
% of the NOR	6.2%	13.4%	(7.2) p.p.	8.1%	(1.9) p.p.
Net Financial Income	**(504)**	**(657)**	**(23.3%)**	**(604)**	**(16.6%)**
Income before Taxes	**25**	**401**	**(93.7%)**	**51**	**(50.6%)**
% of the NOR	0.3%	5.1%	(4.8) p.p.	0.6%	(0.3) p.p.
Income Tax and Social Contribution	(8)	(29)	(72.2%)	(9)	(14.5%)
% of Income before Taxes	(31.8%)	(7.1%)	(24.6) p.p.	(18.4%)	(13.4) p.p.
Net Income	**31**	**364**	**(91.6%)**	**39**	**(21.6%)**
% of the NOR	**0.4%**	**4.6%**	**(4.2) p.p.**	**0.5%**	**(0.1) p.p.**
EBITDA	**944**	**1,380**	**(31.6%)**	**1,025**	**(7.9%)**
% of the NOR	**11.1%**	**17.4%**	**(6.4) p.p.**	**12.6%**	**(1.5) p.p.**

BALANCE SHEET

Balance Sheet - R$ Million	06.30.16	06.30.15	12.31.15
Assets			
Current Assets			
Cash and Cash Equivalents	4,631	4,635	5,363
Financial Investments	672	589	735
Accounts Receivable	3,378	2,915	3,876
Recoverable Taxes	1,238	1,082	1,232
Dividends/Interest on shareholders' equity receivable	8	-	22
Securities Receivable	136	224	304
Inventories	4,725	3,520	4,033
Biological Assets	1,647	1,246	1,330
Other Financial Assets	526	397	129
Other Receivables	556	277	369
Anticipated expenses	319	264	409
Restricted Cash	182	-	1,346
Non-Current Assets held to sale and discontinued operation	37	2,028	32
Total Current Assets	**18,053**	**17,176**	**19,180**
Non-Current Assets			
Long-term assets	**5,272**	**3,566**	**5,095**
Cash Investments	341	66	456
Accounts Receivable	15	7	4
Judicial Deposits	829	670	732
Biological Assets	844	707	761
Securities Receivable	192	229	231
Recoverable Taxes	1,253	756	969
Deferred Taxes	1,161	754	1,256
Restricted Cash	460	127	480
Other Receivables	179	250	207
Permanent Assets	**18,229**	**15,441**	**16,113**
Investments	75	447	186
Property, Plant and Equipment	11,526	10,261	10,916
Intangible	6,628	4,734	5,011
Total Non-Current Assets	**23,502**	**19,007**	**21,208**
Total Assets	**41,555**	**36,184**	**40,388**

BALANCE SHEET

Balance Sheet - R$ Million	06.30.16	06.30.15	12.31.15
Liabilities and Equity			
Current Liabilities			
Loans and Financing	3,748	2,081	2,628
Suppliers	5,347	4,277	4,745
Supply Chain Risk	744	455	1,175
Payroll and Mandatory Social Charges	672	544	478
Taxes Payable	535	306	353
Dividends/Interest on Shareholders' Equity	439	387	518
Management and Staff Profit Sharing	10	163	296
Other Financial Liabilities	892	409	667
Provisions	275	240	231
Employee Pension Plan	67	56	67
Other Liabilities	307	287	462
Liabilities related to non-current assets held for sale and discontinued operations	-	527	-
Total Current Liabilities	**13,035**	**9,731**	**11,621**
Non-Current Liabilities			
Loans and Financing	13,212	9,274	12,551
Suppliers	182	148	155
Taxes and Social Charges Payable	26	31	26
Provision for Tax, Civil and Labor Contingencies	1,047	962	974
Deferred Taxes	176	115	188
Employee Pension Plan	251	267	232
Other Liabilities	763	858	804
Total Non-Current Liabilities	**15,658**	**11,656**	**14,931**
Total Liabilities	**28,694**	**21,386**	**26,552**
Shareholders' Equity			
Capital Stock	12,460	12,460	12,460
Capital Reserves	14	(42)	7
Profit Reserves	1,755	4,000	6,077
Other Related Results	(966)	(672)	(1,080)
Retained Profits	70	819	-
Interest on Shareholders' Equity	-	(426)	-
Transfer Reserves and Tax Incentives	(51)	(54)	-
Treasury Shares	(724)	(1,557)	(3,948)
Non-Controling Shareholders	303	269	319
Total Shareholders' Equity	**12,861**	**14,797**	**13,836**
Total Liabilities and Shareholders' Equity	**41,555**	**36,184**	**40,388**